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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 Valentis, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   00058515T1.
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                                 (CUSIP Number)

                                 March 18, 1999
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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



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1)       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Roche Holding Ltd
         EIN:  Not applicable.

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2)       Check the Appropriate Box if a Member of a Group:  Not applicable
         (a)      [      ]
         (b)      [      ]

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3)       SEC Use only

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4)       Citizenship or Place of Organization:

         Switzerland

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Number of Units Beneficially owned by Each Reporting Person with:

5)       Sole voting Power:                          0

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6)       Shared Voting Power                         1,713,665

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7)       Sole Dispositive Power:                     0

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8)       Shared Dispositive Power:                   1,713,665

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9)       Aggregate Amount Beneficially
         owned by Each Reporting Person:             1,713,665

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10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [  ]

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11)      Percent of Class Represented by Amount in Row (9):     7.8%

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12)      Type of Reporting Person:   CO

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1)       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Corange International Limited
         EIN:  Not applicable.

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2)       Check the Appropriate Box if a Member of a Group:  Not applicable
         (a)      [    ]
         (b)      [    ]

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3)       SEC Use only

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4)       Citizenship or Place of Organization:

         Bermuda

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Number of Units Beneficially owned by Each Reporting Person with:

5)       Sole voting Power:                          0

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6)       Shared Voting Power                         1,101,880

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7)       Sole Dispositive Power:                     0

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8)       Shared Dispositive Power:                   1,101,880

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9)       Aggregate Amount Beneficially
         owned by Each Reporting Person:             1,101,880

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10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [   ]

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11)      Percent of Class Represented by Amount in Row (9):     5%

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12)      Type of Reporting Person:   CO

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1)       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

         Syntex Corporation
         EIN:  94-1566146

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2)       Check the Appropriate Box if a Member of a Group:  Not applicable
         (a)      [      ]
         (b)      [      ]

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3)       SEC Use only

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4)       Citizenship or Place of Organization:

         Republic of Panama

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Number of Units Beneficially owned by Each Reporting Person with:

5)       Sole voting Power:                          0

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6)       Shared Voting Power                         611,785

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7)       Sole Dispositive Power:                     0

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8)       Shared Dispositive Power:                   611,785

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9)       Aggregate Amount Beneficially
         owned by Each Reporting Person:             611,785

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10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [   ]

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11)      Percent of Class Represented by Amount in Row (9):     2.8%

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12)      Type of Reporting Person:   CO

                                  Schedule 13G
                                  ------------

Item 1.   (a)   Name of Issuer:

                Valentis, Inc.

          (b)   Address of Issuer's Principal Executive Offices:

                863A Mitten Road
                Burlingame, California  94010

Item 2.   (a)   Names of Persons Filing:

                Roche Holding Ltd
                Corange International Limited
                Syntex Corporation

          (b)   Address of Principal Business Office, or, if none, Residence:

                Roche Holding Ltd
                Grenzacherstrasse 124 CH 4002
                Basel, Switzerland

                Corange International Limited
                P.O. Box HM 2026
                Hamilton HM HX, Bermuda

                Syntex Corporation
                c/o Arias, Fabrega & Fabrega
                Abogados
                Attn:  Dr. Fernando Gardoze
                Apartado 6307
                Panama 5
                Republica de Panama

          (c)   Citizenship:

                Roche Holding Ltd.............................Switzerland
                Corange International Limited.................Bermuda
                Syntex Corporation............................Republic of Panama

          (d)   CUSIP Number:

                Roche Holding Ltd.............................Not Applicable
                Corange International Limited.................Not Applicable
                Syntex Corporation............................Not Applicable

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act

         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 401.13d-1(b)(1)(ii)(F)

         (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

         (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

          (a) Amount beneficially owned:

              Roche Holding Ltd/1........................... 1,713,665
              Corange International Limited................. 1,101,880
              Syntex Corporation.............................. 611,785

          (b) Percent of class:

              Roche Holding Ltd/1........................... 7.8 percent
              Corange International Limited................... 5 percent
              Syntex Corporation............................ 2.8 percent

-----------
1 Roche Holding Ltd ("Roche") does not directly beneficially own any class of Valentis, Inc. stock. The beneficial interest in Valentis, Inc. reported herein is held indirectly through Corange International Limited and Syntex Corporation, Roche's indirectly wholly owned subsidiaries. As previously reported, Corange International Limited and Syntex Corporation each held securities of Genemedicine, Inc., which was acquired by Valentis, Inc. (fka Megabios Corp.) effective as of March 18, 1999.

          (c) Number of shares as to which such person has:

              (i) sole power to vote or direct the vote:

              Roche Holding Ltd.............................0
              Corange International Limited.................0
              Syntex Corporation............................0

              (ii) shared power to vote or direct the vote:

              Roche Holding Ltd............................. 1,713,665
              Corange International Limited................. 1,101,880
              Syntex Corporation.............................. 611,785

              (iii) sole power to dispose or to direct the disposition of:

              Roche Holding Ltd.............................0
              Corange International Limited.................0
              Syntex Corporation ...........................0

              (iv) shared power to dispose or direct the disposition of:

              Roche Holding Ltd............................. 1,713,665
              Corange International Limited................. 1,101,880
              Syntex Corporation.............................. 611,785

Item 5. Ownership of Five Percent or less of a class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not applicable.

Item 8.   Identification and Classification of Members of the Group

                           Not applicable.

Item 9.   Notice of Dissolution of Group

                           Not applicable.

Item 10.  Certification and Signature.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Roche Holding Ltd
                                 Corange International Limited
                                 Syntex Corporation



                                  /s/   Frederick C. Kentz III
                                  ----------------------------
                                  By:  Frederick C. Kentz III, Attorney-in-fact

                                  Date:  October 1, 1999

                                POWER OF ATTORNEY


The undersigned hereby constitutes and appoints Frederick C. Kentz III their true and lawful attorney-in-fact to:

      (1) execute for and on behalf of each of the undersigned (collectively, the "Companies" Forms 3, 4, 5 and other form, schedule or document relating to an initial statement of, and changes in, the Companies' beneficial ownership of equity securities now or hereafter acquired, and any necessary amendments to such forms or documents of extensions of time to file such forms, schedules or documents, in accordance with the Securities Exchange Act of 1933 or Section 16 of the Securities Act of 1934, as amended, and the rules thereunder (collectively, the "Exchange Act");

      (2) execute for and on behalf of each of the Companies, Schedules 13D and 13G filed with respect to any entity by any of the Companies, to file the same with the Securities and Exchange Commission, and to execute and file any further amendments to such Schedules 13D and 13G; and

      (3) do and perform any and all acts for and on behalf of the Companies which may be necessary or desirable to complete the execution of any such form, schedule or document and the filing of such form, schedule or document and the filing of such form with the United States Securities and Exchange Commission and any other authority.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform every act necessary and proper in the exercise of any of the rights and powers herein granted, as fully as such attorney-in-fact could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving such capacity at the request of the undersigned, is not assuming any of the undersigned liabilities under the Exchange Act.

This Power of Attorney shall remain in effect for so long as the Companies are required to file reports under Exchange Act with respect to securities.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 2nd day of February 1998.

                                          ROCHE HOLDING LTD


                                          /s/   Dr. Felix Amrein
                                          -----------------------------
                                                Dr. Felix Amrein

                                          /s/   Mr. Bruno Maier
                                          -----------------------------
                                                Mr. Bruno Maier


                                          ROCHE FINANCE LTD


                                          /s/   Mr. Hans Wyss
                                          -----------------------------
                                                Mr. Hans Wyss

                                          /s/   Dr. Henri B. Meier
                                          -----------------------------
                                                Dr. Henri B. Meier


                                          F. HOFFMAN-LA ROCHE LTD


                                          /s/   Mr. Stefan Arnold
                                          -----------------------------
                                                Mr. Stefan Arnold

                                          /s/   Mr. Bruno Heynen
                                          -----------------------------
                                                Mr. Bruno Heynen


                                          ROCHE HOLDINGS, INC.


                                          /s/   Mr. Marcel Kohler
                                          -----------------------------
                                                Mr. Marcel Kohler


                                          ROCHE IMAGE ANALYSIS SYSTEMS, INC.


                                          /s/   Mr. Frederick C. Kentz
                                          -----------------------------
                                                Mr. Frederick C. Kentz

As of this 31st day of August 1999:


                                          CORANGE INTERNATIONAL LIMITED

                                          /s/   C. George Burch
                                          -----------------------------
                                                C. George Burch
                                                Director

                                          /s/   John S. T. Stout
                                          ----------------------------
                                                John S. T. Stout
                                                Director

                                          SYNTEX CORPORATION

                                          /s/   Max Bucher
                                          -----------------------------
                                                Max Bucher
                                                Authorized Signer